4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.
Medicure Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of (i) a distribution on September 22, 2003 of options to purchase 100,000 common shares of Medicure Inc., (ii) a distribution on October 22, 2003 of options to purchase 30,000 common shares of Medicure Inc., (iii) a distribution on December 1, 2003 of options to purchase 55,000 common shares of Medicure Inc., (iv) a distribution on January 5, 2004 of options to purchase 280,000 common shares of Medicure Inc., (v) a distribution on January 16, 2004 of options to purchase 100,000 common shares of Medicure Inc., and (vi) a distribution on August 23, 2004 of options to purchase 210,000 common shares of Medicure Inc. Medicure Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Winnipeg this 3rd day of September, 2004

MEDICURE INC.

By:	"Derek Reimer" Derek Reimer, Chief Financial Officer